

July 15, 2011

Via Facsimile 310.255.7702
William Kamer
Chief Financial Officer
Douglas Emmett, Inc.
808 Wilshire Boulevard, 2nd Floor
Santa Monica, CA 90401

       Re: Douglas Emmett, Inc.
              Form 10-K for fiscal year ended December 31, 2010
              Filed February 25, 2010
              File No. 1-33106

Dear Mr. Kamer:

We have reviewed your response dated July 1, 2011 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

General

1.   We note your response to comment 1 of our comment letter dated June 6, 2011. Please provide a more detailed analysis explaining why your management generally does not use FFO, net operating income or same store net operating income as key performance measures and describe what your management uses as key performance measures to manage your business.

Please contact Folake Ayoola, Attorney-Adviser at 202.551.3673 or Jennifer Gowetski, Senior Counsel at 202.551.3401 with any questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief